UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 3)

Cognition Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19243B 102 (CUSIP Number)

Bios Equity Partners, LP
1751 River Run, Suite 400
Fort Worth, Texas 76107
Tel: (817) 984-9197

With a Copy to:

Rick Jordan
Polsinelli PC
2950 N. Harwood St., Suite 2100
Dallas, Texas 75201

Tel: (214) 397-0030

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS MEMORY SPV I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,424,014 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,424,014 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,424,014 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS MEMORY SPV II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 385,248 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 385,248 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 385,248 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 385,248 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV II, LP (“Bios Memory II”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 418,926 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 418,926 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,926 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 418,926 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND I QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 245,029 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 245,029 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,029 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 245,029 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I QP, LP (“Bios Fund I QP”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 78,298 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 78,298 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,298 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 78,298 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,765 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,765 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,765 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% (2)
14	TYPE OF REPORTING PERSON PN

 (1) Consists of 255,765 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II QP, LP (“Bios Fund II QP”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND II NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 34,238 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 34,238 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,238 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 34,238 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II NT, LP (“Bios Fund II NT”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 309,748 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 309,748 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 309,748 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 309,748 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,021,906 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,021,906 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,021,906 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 2,021,906 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III QP, LP (“Bios Fund III QP”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS FUND III NT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 326,733 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 326,733 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,733 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 326,733 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III NT, LP (“Bios Fund III NT”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS CLINICAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,095 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,095 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,095 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 500,095 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) as of the date hereof.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios COF Fund on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BP DIRECTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of options to purchase 6,000 Shares of common stock of the Issuer, par value $0.001 per share (“Shares”), granted in consideration for Dr. Aaron Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”). Pursuant to an agreement with BP Directors, LP (“Bios Directors”), Dr. Fletcher has agreed that he will hold certain equity-based awards granted to him in connection with his services as a director of the Issuer (including the Bios Directors Options) merely as a nominee for Bios Directors.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,055,203 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,055,203 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,203 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 418,926 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund I, LP (“Bios Fund I”), (ii) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (iii) 385,248 Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), in each case, as of the date hereof, and (iv) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors. In its capacity as the general partner of these entities, Bios Equity I may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 368,301 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 368,301 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368,301 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 78,298 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund II, LP (“Bios Fund II”), (ii) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”) and (iii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), in each case, as of the date hereof. Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT. In its capacity as the general partner of these entities, Bios Equity II may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY PARTNERS III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,658,387 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,658,387 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,658,387 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 309,748 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Fund III, LP (“Bios Fund III”), (ii) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”) and (iii) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof. Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT. In its capacity as the general partner of these entities, Bios Equity III may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS EQUITY COF, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 500,095 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 500,095 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,095 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of 500,095 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) as of the date hereof. Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios COF Fund. In its capacity as the general partner of this entity, Bios Equity COF may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by these entities.

(2) Based on 30,917,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, and (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS CAVU MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,505,905 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,505,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, Cavu Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,006,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,006,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,006,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14	TYPE OF REPORTING PERSON PN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), (xi) 500,095 Shares directly held by Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) in each case, as of the date hereof, and (xii) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios COF Fund. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, and is the general partner of Bios Equity COF. In its capacity as a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I and the general partner of Bios Equity COF, Bios Management may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS CAVU ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,505,905 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,505,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, LLC (“Cavu Advisors”) is the general partner of Cavu Management, and therefore may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS BIOS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS, UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,006,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,006,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,006,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), (xi) 500,095 Shares directly held by Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) in each case, as of the date hereof, and (xii) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios COF Fund. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, and is the general partner of Bios Equity COF. Bios Advisors GP, LLC (“Bios Advisors”) is the general partner of Bios Management, and therefore, may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS LESLIE WAYNE KREIS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,505,905 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,505,905 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,505,905 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8% (2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), in each case, as of the date hereof, and (xi) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Cavu Management, LP (“Cavu Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I. Cavu Advisors, LLC (“Cavu Advisors”), an entity controlled by Mr. Kreis, is the general partner of Cavu Management. As the manager of Cavu Advisors, Mr. Kreis may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities and Bios Memory I.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

CUSIP No. 19243B 102
1	NAME OF REPORTING PERSONS AARON GLENN LOUIS FLETCHER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,006,000 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,006,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,006,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%(2)
14	TYPE OF REPORTING PERSON IN

(1) Consists of (i) 1,424,014 outstanding shares of common stock of the Issuer, par value $0.001 per share (“Shares”), directly held by Bios Memory SPV I, LP (“Bios Memory I”), (ii) 385,248 outstanding Shares directly held by Bios Memory SPV II, LP (“Bios Memory II”), (iii) 418,926 Shares directly held by Bios Fund I, LP (“Bios Fund I”), (iv) 245,029 Shares directly held by Bios Fund I QP, LP (“Bios Fund I QP”), (v) 78,298 outstanding Shares directly held by Bios Fund II, LP (“Bios Fund II”), (vi) 255,765 outstanding Shares directly held by Bios Fund II QP, LP (“Bios Fund II QP”), (vii) 34,238 outstanding Shares directly held by Bios Fund II NT, LP (“Bios Fund II NT”), (viii) 309,748 outstanding Shares, directly held by Bios Fund III, LP (“Bios Fund III”), (ix) 2,021,906 outstanding Shares directly held by Bios Fund III QP, LP (“Bios Fund III QP”), (x) 326,733 Shares directly held by Bios Fund III NT, LP (“Bios Fund III NT”), (xi) 500,095 Shares directly held by Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) in each case, as of the date hereof, and (xii) options to purchase 6,000 Shares granted in consideration for Dr. Fletcher’s services as a director of the Issuer, which are exercisable or will be immediately exercisable within 60 days of the date hereof (the “Bios Directors Options”) and indirectly held by BP Directors, LP (“Bios Directors”). Bios Equity Partners, LP (“Bios Equity I”) is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively the “Bios Equity I Entities”). Bios Equity Partners II, LP (“Bios Equity II”) is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively the “Bios Equity II Entities”). Bios Equity Partners III, LP (“Bios Equity III”) is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively the “Bios Equity III Entities”). Bios Equity COF, LP (“Bios Equity COF”) is the general partner of Bios COF Fund. Bios Capital Management, LP (“Bios Management”) is a general partner of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, and is the general partner of Bios Equity COF. Bios Advisors GP, LLC (“Bios Advisors”), an entity controlled by Dr. Fletcher, is the general partner of Bios Management. As the manager of Bios Advisors, Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund.

(2) Based on 30,923,177 Shares, which consists of (i) 30,417,082 Shares outstanding as of October 31, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 2, 2023, (ii) 500,095 Shares issued to Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) on November 8, 2023 and (iii) 6,000 Shares issuable upon the exercise of the Bios Directors Options.

Explanatory Note

This amendment (this “Amendment No. 3”) hereby amends the Schedule 13D originally filed by certain Reporting Persons (as defined below) on October 25, 2021 (the “Original Statement”), as amended by that certain Amendment No. 1 filed with the Securities and Exchange Commission on February 1, 2022 (“Amendment No. 1”) and that certain Amendment No. 2 filed with the Securities and Exchange Commission on December 5, 2022 (“Amendment No. 2” and, together with the Original Statement and Amendment No. 1, the “Prior Statements”). The securities to which the Schedule 13D relates are the shares of common stock, par value $0.001 per share (“Shares”), of Cognition Therapeutics, Inc., a Delaware corporation (the “Issuer”). The purpose of this Amendment No. 3 is to report a greater than 1% increase in the percentage of shares beneficially owned by the Reporting Persons and the addition of Bios Clinical Opportunity Fund, LP (“Bios COF Fund”) and Bios Equity COF, LP (“Bios Equity COF”) as Reporting Persons hereunder. Except as otherwise provided herein, each Item of the Prior Statements remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 3 shall have the meanings ascribed to such terms in the Prior Statements.

Item 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed jointly by:

(i)	Bios Memory SPV I, LP, a Texas limited partnership (“Bios Memory I”);

(ii)	Bios Memory SPV II, LP, a Texas limited partnership (“Bios Memory II”);

(iii)	Bios Fund I, LP, a Delaware limited partnership (“Bios Fund I”);

(iv)	Bios Fund I QP, LP, a Delaware limited partnership (“Bios Fund QP I”);

(v)	Bios Fund II, LP, a Delaware limited partnership (“Bios Fund II”);

(vi)	Bios Fund II QP, LP, a Delaware limited partnership (“Bios Fund II QP”);

(vii)	Bios Fund II NT, LP, a Delaware limited partnership (“Bios Fund II NT”);

(viii)	Bios Fund III, LP, a Delaware limited partnership (“Bios Fund III”);

(ix)	Bios Fund III QP, LP, a Delaware limited partnership (“Bios Fund III QP”);

(x)	Bios Fund III NT, LP, a Delaware limited partnership (“Bios Fund III NT”);
(xi)	Bios Clinical Opportunity Fund, LP, a Delaware limited partnership (“Bios COF Fund”);
(xii)	BP Directors, LP, a Delaware limited partnership (“Bios Directors”);

(xiii)	Bios Equity Partners, LP, a Texas limited partnership (“Bios Equity I”);

(xiv)	Bios Equity Partners II, LP, a Texas limited partnership (“Bios Equity II”);

(xv)	Bios Equity Partners III, LP, a Texas limited partnership (“Bios Equity III”);
(xvi)	Bios Equity COF, LP, a Texas limited partnership (“Bios Equity COF”);

(xvii)	Cavu Management, LP, a Texas limited partnership (“Cavu Management”);

(xviii)	Bios Capital Management, LP, a Texas limited partnership (“Bios Management”);

(xix)	Cavu Advisors, LLC, a Texas limited liability company (“Cavu Advisors”);

(xx)	Bios Advisors GP, LLC, a Texas limited liability company (“Bios Advisors”);

(xxi)	Leslie Wayne Kreis, Jr., a United States citizen (“Mr. Kreis”); and

(xxii)	Aaron Glenn Louis Fletcher, Ph.D. a United States citizen (“Dr. Fletcher”).

The foregoing are referred to herein collectively as the “Reporting Persons” and individually as a “Reporting Person.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described and defined in Item 6 below.

The Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act. Bios Equity I is the general partner of Bios Fund I, Bios Fund I QP, Bios Memory II and Bios Directors (collectively, “Bios Equity I Entities”). Bios Equity II is the general partner of Bios Fund II, Bios Fund II QP and Bios Fund II NT (collectively, “Bios Equity II Entities”). Bios Equity III is the general partner of Bios Fund III, Bios Fund III QP and Bios Fund III NT (collectively, “Bios Equity III Entities”). Bios Equity COF is the general partner of Bios COF Fund. Cavu Management and Bios Management are the general partners of Bios Equity I, Bios Equity II, Bios Equity III and Bios Memory I, and Bios Management is the general partner of Bios Equity COF. Cavu Advisors, an entity controlled by Mr. Kreis, is the general partner of Cavu Management. Bios Advisors, an entity controlled by Dr. Fletcher, is the general partner of Bios Management. Due to the foregoing relationships, Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF, Cavu Management, Bios Management, Cavu Advisors, Bios Advisors, Mr. Kreis and Dr. Fletcher may be deemed to have shared voting and/or dispositive power with respect to Shares directly or indirectly held by the Bios Equity I Entities, the Bios Equity II Entities, the Bios Equity III Entities, Bios Memory I and Bios COF Fund (together, the “Bios Equity Entities”). The filing of this Amendment No. 3 shall not be construed as an admission that the Reporting Persons are part of a group within the meaning of Section 13(d) of the Act.

(b)

The principal business address of each Reporting Person is 1751 River Run, Suite 400, Fort Worth, Texas 76107.

(c)

(i)	The principal business of Bios Memory I is to invest in securities;

(ii)	The principal business of Bios Memory II is to invest in securities;

(iii)	The principal business of Bios Fund I is to invest in securities;

(iv)	The principal business of Bios Fund I QP is to invest in securities;

(v)	The principal business of Bios Fund II is to invest in securities;

(vi)	The principal business of Bios Fund II QP is to invest in securities;

(vii)	The principal business of Bios Fund II NT is to invest in securities;

(viii)	The principal business of Bios Fund III is to invest in securities;

(ix)	The principal business of Bios Fund III QP is to invest in securities;

(x)	The principal business of Bios Fund III NT is to invest in securities;
(xi)	The principal business of Bios COF Fund is to invest in securities;

(xii)	The principal business of Bios Directors is to invest in securities;

(xiii)	The principal business of Bios Equity I is to serve as the sole general partner of Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Directors and other related entities;

(xiv)	The principal business of Bios Equity II is to serve as the sole general partner of Bios Fund II, Bios Fund II QP, Bios Fund II NT and other related entities;

(xv)	The principal business of Bios Equity III is to serve as the sole general partner of Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities;
(xvi)	The principal business of Bios Equity COF is to serve as the sole general partner of Bios COF Fund and other related entities.

(xvii)	The principal business of Cavu Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Memory I and other related entities;

(xviii)	The principal business of Bios Management is to serve as a general partner of Bios Equity I, Bios Equity II, Bios Equity III, Bios Equity COF, Bios Memory I and other related entities;

(xix)	The principal business of Cavu Advisors is to serve as the sole general partner of Cavu Management and other related entities;

(xx)	The principal business of Bios Advisors is to serve as the sole general partner of Bios Management and other related entities;

(xxi)	The principal occupation of Mr. Kreis is to serve as the sole manager of Cavu Advisors and as a co-manager of each of Bios Memory I, Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT, Bios Directors and other related entities; and

(xxii)	The principal occupation of Dr. Fletcher is to serve as the sole manager of Bios Advisors and Bios COF Fund and as a co-manager of each of Bios Memory I, Bios Fund I, Bios Fund I QP, Bios Memory II, Bios Fund II, Bios Fund II QP, Bios Fund II NT, Bios Fund III, Bios Fund III QP, Bios Fund III NT and other related entities. Dr. Fletcher also currently serves as a director of the Issuer.

(f)

The information set forth in Item 2(a) of this Amendment No. 3 is incorporated herein by reference.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 8, 2023, Bios COF Fund purchased 500,095 Shares in an at-the-market offering through Cantor Fitzgerald & Co. and B. Riley Securities, Inc. acting as sales agents. Bios COF Fund purchased the Shares using working capital from capital contributions and funds from lines of credit entered into in the ordinary course of business.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.

(c)

Except as otherwise disclosed in Item 3 above, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of their respective executive officers or directors, as applicable, has acquired or disposed of, any securities of the Issuer during the 60 days prior to the date hereof.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) with respect to the joint filing of this Amendment No. 3 and any further amendment or amendments to the Schedule 13D. The foregoing description of the Joint Filing Agreement does not purport to be complete and is qualified in its entirety by the contents of the Joint Filing Agreement, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 : Joint Filing Agreement
Exhibit 99.2: Power of Attorney

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2023

BIOS MEMORY SPV I, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS MEMORY SPV II, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND I QP, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

BIOS FUND II QP, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND II NT, LP

By:	Bios Equity Partners II, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III QP, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS FUND III NT, LP

By:	Bios Equity Partners III, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS CLINICAL OPPORTUNITY FUND, LP

By:	Bios Equity COF, LP,
its general partner

	By:	Bios Capital Management, LP,
its general partner

		By:	Bios Advisors GP, LLC,
its general partner

			By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BP Directors, LP

By:	Bios Equity Partners, LP,
its general partner

	By:	Cavu Management, LP,
its general partner

		By:	Cavu Advisors, LLC,
its general partner

			By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS II, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY PARTNERS III, LP

By:	Cavu Management, LP,
its general partner

	By:	Cavu Advisors, LLC,
its general partner

		By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

BIOS EQUITY COF, LP

By:	Bios Capital Management, LP,
its general partner

	By:	Bios Advisors GP, LLC,
its general partner

		By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

CAVU MANAGEMENT, LP

By:	Cavu Advisors, LLC,
its general partner

	By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS CAPITAL MANAGEMENT, LP

By:	Bios Advisors GP, LLC
its general partner

	By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher
Manager

CAVU ADVISORS, LLC

By:	/s/ Leslie Wayne Kreis, Jr.
Leslie Wayne Kreis, Jr.,
Manager

BIOS ADVISORS GP, LLC

By:	/s/ Aaron Glenn Louis Fletcher
Aaron Glenn Louis Fletcher,
Manager

/s/ Leslie Wayne Kreis, Jr.
LESLIE WAYNE KREIS, JR., in his individual capacity

/s/ Aaron Glenn Louis Fletcher
AARON GLENN LOUIS FLETCHER, in his individual capacity